January 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joanna Lam
Division of Corporate Finance

Office of Energy & Transportation

Re:	Genie Energy Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2022 Form 8-K furnished on November 27, 2023

File No. 001-35327

Dear Ms. Lam:

We are writing to respond to the comment raised in your letter to Genie Energy Ltd. (the “Company”), dated December 13, 2023.

Form 10-K for the Fiscal Year Ended December 31, 2022

Form 8-K furnished on November 27, 2023

Exhibit 99.1, page 1

1.	In the footnote to Pro-Forma Financials in the Appendix, you state that Pro-forma excludes the Texas Winter Storm Uri in 2021 and International. Tell us and disclose if these pro forma metrics were prepared in accordance with Article 11 of Regulation S-X. If such information has not been prepared in accordance with Article 11, please revise to disclose the basis for presentation and revise the description of the measures accordingly. Refer to Question 100.05 of the Non-GAAP Measures Compliance and Disclosure Interpretations as updated December 13, 2022.

Response:

The disclosed measure eliminated the impact on the Company’s financial performance of Texas Winter Storm Uri, with its extraordinary effects on the electricity supply market in Texas, and the historical impact of the Company’s international operations that have been discontinued, but which were not classified as discontinued operations under GAAP. It was not intended to convey a formal “pro forma” adjusted statement of operations calculated in accordance with Article 11 of Regulation S-X. The Company believes that, due to the extraordinary nature of the storm and its effects on the supply market, disclosing the segment’s results without the impact of the storm is useful to readers to evaluate the core performance and in making meaningful comparisons of the impacted period with other periods. Additionally, excluding the historical impact of the international operations is useful to readers to evaluate performance of the Company’s current operates in comparison to those operations in prior periods.

Securities and Exchange Commission

January 10, 2024

Any future use of similar metrics that eliminate the impact of specific events will be clearly labeled as non-GAAP measures, will be accompanied by: the most closely corresponding GAAP measure(s); an explanation of why the metric may be useful to readers; and, if warranted, a reconciliation to the relevant GAAP measure(s). We will not refer to metrics as “pro forma” unless they have been prepared in accordance with Article 11 of Regulation S-X.

The Company acknowledges that the Company and management is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the Staff.

*                *                *

Sincerely,

/s/ Avi Goldin
Avi Goldin
Chief Financial Officer

cc:	Kimberly Calder